

d·local

Financial Results

3rd Quarter 2022

Third Quarter 2022

d·

$2.7B
TOTAL PAYMENT VOLUME
up 51% year-over-year

$112M
REVENUES
up 63% year-over-year

152%
NET REVENUE RETENTION RATE

37%
ADJUSTED EBITDA MARGIN

dLocal reports in US dollars and in accordance with IFRS

as issued by the IASB

Montevideo, Uruguay November 14, 2022 — DLocal Limited ("dLocal", "we", "us", and "our") (NASDAQ:DLO), a technology - first payments platform today announced its financial results for the third quarter ended September 30, 2022.



> "We delivered another quarter of record results supported by disciplined execution and lean culture […] including tremendous results from Africa and Asia with revenues increasing 4x YoY and 80% QoQ

Sebastian Kanovich
CEO, dLocal

"We delivered another quarter of record results, reaching U$2.7 billion in TPV and US$112 million in revenues. We saw robust growth in TPV increasing by 51% and revenues further accelerating 63% year-over-year, despite the high comparison base from last year, and both metrics increasing by 12% and 11%, respectively, quarter-over-quarter. The growth has been supported by our disciplined execution and lean culture, in addition to our business strength of continuous diversification across verticals, regions, and products. Throughout recent quarters, we have been committed to growing outside Latin America, and we are very pleased to announce the impressive results we reached in Q3 2022. Revenues from Africa and Asia increased by four times year-over-year and 80% quarter-over-quarter, reaching US$25 million. These strong results over just a three-month period surpassed the US$21 million recorded in the entire twelve months of 2021. In Q3 2022, Africa and Asia revenues already contributed to 22% of our total revenues, which is a proven record that our strategic decision making is paying off.

We continue to deliver on our strategy of maximizing gross profit and EBITDA dollars. During the third quarter, gross profit increased to US$54 million, up by 56% year-over-year, whereas Adjusted EBITDA was up by 58% year-over-year to US$42 million. Both metrics increased by 9% quarter-over-quarter. This was reflected in a solid adjusted EBITDA margin of 37%, in line with the 38% recorded in the past four quarters, while we continue to invest in our business with discipline by increasing our headcount 34% year-over-year to 712 employees.

We continue to drive our expansion across emerging markets, launching operations in two new countries, Nicaragua and Saudi Arabia, bringing the total number of countries in which we operate to 39, as we balance the expansion of our operations into new countries with strengthening our presence in existing markets.

Our track record of disciplined, high profitable growth and our strong balance sheet, give us confidence that we are uniquely positioned to fulfill our long-term growth strategy while navigating a challenging global macro environment. We will seek to continue building the best financial infrastructure across multiple emerging markets for our merchants through the One dLocal model: one contract, one single platform, and one API," said Sebastian Kanovich.






d·

Third Quarter 2022
Financial Highlights

- Total Payment Volume ("TPV") reached US$2.7 billion in the quarter, representing 51% year-over-year growth compared to US$1.8 billion in the third quarter of 2021 and 12% growth compared to $2.4 billion in the second quarter of 2022.

- Revenues in the third quarter of 2022 amounted to US$111.9 million, up 63% year-over-year compared to US$68.6 million in the third quarter of 2021 and up 11% compared to $101.2 million in the second quarter of 2022.

- Gross profit was US$53.9 million in the third quarter of 2022, up 56% year-over-year compared to US$34.4 million in the third quarter of 2021 and up 9% compared to US$49.6 million in the second quarter of 2022.

- Gross profit margin was 48% in the third quarter of 2022, compared to 49% in the second quarter of 2022 and 50% in the third quarter of 2021. The slight decrease in gross margin is mainly attributable to country and product mix.

- Adjusted EBITDA was US$41.6 million in the third quarter of 2022, up 58% year-over-year compared to US$26.3 million in the third quarter of 2021 and up 9% compared to US$38.2 million in the second quarter of 2022.

- Adjusted EBITDA margin was 37% in the third quarter of 2022, compared to 38% in both the third quarter of 2021 and the second quarter of 2022.

- Profit for the third quarter of 2022 was US$32.3 million, or US$0.10 per diluted share, up 64% compared to a profit of US$19.7 million, or US$0.06 per diluted share, for the third quarter of 2021 and up 5% compared to a profit of US$30.7 million, or US$0.10 per diluted share, for the second quarter of 2022. Profit for the third quarter of 2022 included higher net financial losses of US$2.5 million, mainly driven by higher cost of hedges, as a result of adapting to changes in FX regulations, in addition to higher interest rates.

Third Quarter 2022 Financial Highlights

■ As of September 30, 2022, dLocal had US$542.3 million in cash, cash equivalents and marketable securities, compared to US$454.0 million as of June 30, 2022 and US$293.1 million as of September 30, 2021. The quarter-over-quarter increase of US$88.3 million reflects an increase of US$49.8 million in our funds and an increase of US$38.5 million in merchants' funds with respect to the second quarter of 2022.

The following tables summarises our key performance metrics:

	Three months ended		Nine months ended	
	30 September 2022	**30 September 2021**	**30 September 2022**	**30 September 2021**
Key Performance metrics	**(In millions of US$ except for %)**			
TPV	2,734	1,812	7,271	4,193
TPV Growth YoY	*51%*	*217%*	*73%*	*221%*
Revenue	111.9	68.6	300.5	167.9
Revenue Growth YoY	*63%*	*123%*	*79%*	*142%*
Adj. EBITDA	41.6	26.3	112.7	70.1
Adj. EBITDA Margin	*37%*	*38%*	*37%*	*42%*

Third Quarter 2022 Business Highlights

- dLocal is well diversified across verticals, so its business does not depend on the performance of any single industry vertical. During the third quarter of 2022, dLocal saw strong year-over-year and quarter-over-quarter growth in TPV driven by the performance and continued growth of its merchants across most verticals, particularly in commerce, on-demand delivery, travel, SaaS ("software as a service"), advertising and financial services.

- dLocal is also well diversified across geographies. In Q3 2022 dLocal continued to focus on its expansion efforts and added Nicaragua and Saudi Arabia to its geographic network, bringing the total number of countries in which dLocal operates to 39, out of which 23 countries are outside Latin America.

- Revenue increased across all regions during the quarter. LatAm grew 39% compared to the third quarter of 2021 to US$87.3 million, while flat quarter-over-quarter, accounting for 78% of total revenue. If we exclude Argentina's cross-border business, where the market faced some limitations imposed by the Argentine Central Bank to access the foreign exchange market for the payment of certain imports of goods and services, LatAm revenue increased by 43% year-over-year and 7% quarter-over-quarter. Asia & Africa revenue increased by 312% year-over-year and 80% quarter-over-quarter to US$24.5 million, accounting for the remaining 22% (compared to 9% of total revenue in the third quarter of 2021).

- During the quarter, dLocal continued delivering strong revenue growth both from existing and from new customers. Revenue from Existing Merchants increased by US$35.1 million in the third quarter of 2022 to US$104.1 million. The net revenue retention rate, or NRR, in the third quarter of 2022 reached 152%. Revenue from New Merchants was US$7.8 million for the third quarter of 2022.

Special note regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment's performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, ("Operating Segments"), Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal's Adjusted EBITDA and Adjusted EBITDA Margin metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA and Adjusted EBITDA Margin metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment's performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal's performance measures may not be comparable to those of other entities.

The table below presents a reconciliation of dLocal's Adjusted EBITDA and Adjusted EBITDA Margin to net income:

In thousands of US$ except for %	Three months ended September 30		Nine months ended September 30	
	2022	2021	2022	2021
Profit for the period	32,338	19,669	89,333	54,304
Income tax expense	2,287	2,558	7,651	5,533
Depreciation and amortization	2,110	1,381	5,690	3,240
Finance income and costs, net	2,479	(865)	3,519	(762)
Share-based payment non-cash charges	1,599	2,673	4,874	5,354
Other operating loss/(gain)	18	-	706	(2,896)
Secondary offering expenses	-	695	89	4,442
Transaction costs	-	211	-	665
Other charges, net	791	(3)	799	205
Adjusted EBITDA	41,622	26,319	112,661	70,085
Revenues	111,864	68,646	300,497	167,863
Adjusted EBITDA	41,622	26,319	112,661	70,085
Adjusted EBITDA Margin	37.2%	38.3%	37.5%	41.8%

EARNINGS PER SHARE:

We calculate basic earnings per share by dividing the profit attributable to equity holders by the weighted average number of common shares issued and outstanding during the three-months and nine-months periods ended September 30, 2022 and 2021.

Our diluted earnings per share is calculated by dividing the profit attributable to equity holders of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The following table presents the information used as a basis for the calculation of our earnings per share:

	For the three month period ended September 30		For the nine month period ended September 30	
	2022	**2021**	**2022**	**2021**
Profit attributable to common shareholders (U.S. Dollars)	32,461,922	19,663,000	89,325,969	54,291,000
Weighted average number of common shares	295,918,751	293,558,997	295,455,429	284,456,779
Adjustments for calculation of diluted earnings per share	17,246,606	19,646,000	17,783,776	19,609,500
Weighted average number of common shares for calculating diluted earnings per share	313,165,357	313,204,997	313,239,205	304,066,279
Basic earnings per share	0.11	0.07	0.30	0.19
Diluted earnings per share	0.10	0.06	0.29	0.18

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, "Interim Financial Reporting" nor a financial statement as defined by International Accounting Standards 1 "Presentation of Financial Statements". The financial information in this press release has not been audited.

Conference call and webcast

dLocal's management team will host a conference call and audio webcast on November 15, 2022 at 8:30 a.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal's website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in 39 countries across APAC, the Middle East, Latin America, and Africa. Through the "One dLocal" platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Definition of selected operational metrics

"API" means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, and service providers) to facilitate the money transfer process.

"Enterprise Global Merchants" means merchants with at least US$6 million of annual TPV processed through our platform.

"Local payment methods" refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets.

"NRR" means net revenue retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the current period revenue by the prior period revenue. The prior period revenue is the revenue billed by us to all of our merchant customers in the corresponding period for the prior fiscal year. The current period revenue is the revenue billed by us in the corresponding period for the current fiscal year to the same merchant customers included in the calculation of the prior period revenue. Current period revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers on-boarded during the last 12 months.

"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers.

"Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.

"Revenue from New Merchants" means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year.

"Revenue from Existing Merchants" means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year.

Forward-looking statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal's current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," "Forward-Looking Statements" and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

dLocal Limited

Certain interim financial information

Consolidated Condensed Interim Statements of Comprehensive Income for the three-month and nine-month period ended September 30, 2022 and 2021

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three months ended September 30		Nine months ended September 30	
	2022	**2021**	**2022**	**2021**
Continuing operations				
Revenues	111,864	68,646	300,497	167,863
Cost of services	(57,992)	*(34,202)*	*(153,432)*	*(76,361)*
Gross profit	**53,872**	**34,444**	**147,065**	**91,502**
Technology and development expenses	(1,692)	(1,116)	(4,741)	(2,232)
Sales and marketing expenses	(3,472)	(1,255)	(9,444)	(3,424)
General and administrative expenses	(11,483)	(10,887)	(30,872)	(30,080)
Impairment (loss)/gain on financial assets	24	159	106	(8)
Other operating (loss)/gain	(18)	224	(706)	3,514
Operating profit	**37,231**	**21,569**	**101,408**	**59,272**
Finance income	6,810	1,089	12,346	1,273
Finance costs	(9,289)	(275)	(15,865)	(511)
Inflation adjustment	(127)	(156)	(905)	(197)
Other results	**(2,606)**	**658**	**(4,424)**	**565**
Profit before income tax	**34,625**	**22,227**	**96,984**	**59,837**
Income tax expense	(2,287)	(2,558)	(7,651)	(5,533)
Profit for the period	**32,338**	**19,669**	**89,333**	**54,304**
Profit attributable to:				
Owners of the Group	32,462	19,663	89,326	54,291
Non-controlling interest	(124)	6	7	13
Profit for the period	**32,338**	**19,669**	**89,333**	**54,304**
Earnings per share (in USD)				
Basic Earnings per share	0.11	0.07	0.30	0.19
Diluted Earnings per share	0.10	0.06	0.29	0.18
Other comprehensive income				
Items that may be reclassified to profit or loss:				
Exchange difference on translation on foreign operations	(405)	(391)	(488)	477
Other comprehensive income for the period, net of tax	**(405)**	**(391)**	**(488)**	**477**
Total comprehensive income for the period, net of tax	**31,933**	**19,278**	**88,845**	**54,781**
Total comprehensive income for the period				
Owners of the Group	32,057	19,252	88,838	54,759
Non-controlling interest	(124)	26	7	22
Total comprehensive income for the period	**31,933**	**19,278**	**88,845**	**54,781**

dLocal Limited

Certain interim financial information

Consolidated Condensed Interim Statements of Financial Position as of September 30, 2022 and December 31, 2021

(In thousands of U.S. dollars, except per share amounts, unaudited)

	September 30, 2022	December 31, 2021
ASSETS		
Current Assets		
Cash and cash equivalents	542,298	336,197
Financial assets at fair value through profit or loss	1,065	1,004
Trade and other receivables	228,895	190,966
Derivative financial instruments	657	0
Other assets	3,937	1,339
Total Current Assets	**776,852**	**529,506**
Non-Current Assets		
Deferred tax assets	1,101	133
Property, plant and equipment	2,814	2,485
Right-of-use assets	3,938	3,915
Intangible assets	49,875	46,969
Total Non-Current Assets	**57,728**	**53,502**
TOTAL ASSETS	**834,580**	**583,008**
LIABILITIES		
Current Liabilities		
Trade and other payables	423,606	277,160
Lease liabilities	625	502
Tax liabilities	11,885	13,126
Derivative financial instruments	446	221
Borrowings	14,782	5,014
Provisions	1,540	1,710
Contingent considerations liability	-	665
Total Current Liabilities	**452,884**	**298,398**
Non-Current Liabilities		
Deferred tax liabilities	503	883
Lease liabilities	3,449	3,426
Total Non-Current Liabilities	**3,952**	**4,309**
TOTAL LIABILITIES	**456,836**	**302,707**
EQUITY		
Share Capital	592	590
Share Premium	165,318	157,151
Capital Reserve	13,170	12,741
Other Reserves	(1,785)	(30)
Retained earnings	200,460	109,867
Total Equity Attributable to owners of the Group	**377,755**	**280,319**
Non-controlling interest	(11)	(18)
TOTAL EQUITY	**377,744**	**280,301**

dLocal was incorporated on February 10, 2021, as a Cayman Islands exempted company with limited liability, duly registered with the Cayman Islands Registrar of Companies. The contribution of dLocal Group Limited (a limited liability company incorporated in Malta, the former holding entity or "dLocal Malta") shares to dLocal has been finalized as of April 14, 2021. Until the contribution of dLocal Malta shares to it, dLocal had not commenced operations, consequently the historical information previous to that date presented in here corresponds to dLocal Malta, our predecessor. This reorganization was done, among other things, to facilitate the initial public offering of the Group. dLocal had no prior assets, holdings or operations.

Investor Relations Contact:
investor@dlocal.com

Media Contact:
marketing@dlocal.com